Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Owens & Minor, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-32497, 33-41402, 333-106361, 333-124965, and 333-142716) on Form S-8 of Owens & Minor, Inc. of our report dated February 24, 2014, with respect to the consolidated balance sheets of Owens & Minor, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Owens & Minor, Inc.

Richmond, Virginia
February 24, 2014